Exhibit 1.A. (5)(b3)

CHILDREN’S TERM RIDER

	Monarch Life Insurance Company	Springfield, Massachusetts
Children’s Term Rider

This rider provides term insurance on the life of each insured child as described below. The amount of insurance for each child is shown in Policy Schedule 2. We will pay the proceeds to the beneficiary of this rider if we receive proof that an insured child has died before age 25 and while this rider is in effect.

In this rider, the word you refers to the designated insured name in the application for this rider.

Rider’s Date of Issue

This rider’s date of issue is the same as this policy’s unless a later date is shown in Policy Schedule 2. This rider takes effect on its date of issue or when its first scheduled premium is paid, whichever is later.

Scheduled Premiums For This Rider	Scheduled premiums for this rider are payable while this rider is in effect. The amount of the scheduled premiums for this rider and when they are due are shown in Policy Schedule 1.

Children Who Are Insured	We insure the life of each child at least 15 days old who is:

• your child, stepchild, or legally adopted child who is named in the application for this rider and who has not reached his or her 18th birthday on the date of the application; or

• born to you after the date of the application for this rider; or

• legally adopted by you after the date of the application for this rider and has not reached his or her 18th birthday on the date of the application.

Rider’s Owner	The owner of this policy is the owner of this rider.

Rider’s Beneficiary	The beneficiary of this rider is named in the application for this rider. If the primary beneficiary has died, the proceeds are paid to any contingent beneficiary. If there is no surviving beneficiary, we will pay the proceeds to the estate of the insured child.

While the insured child is living, the owner may change the beneficiary by sending a written notice in a form satisfactory to us. The change will take effect as of the date the notice is signed, but it will not affect any payment made or action taken by us before receipt of the notice of the change at our Service Center.

Right to Exchange	While the insurance on an insured child is in effect, the owner may exchange it for a variable life insurance policy on the life of the child. The new policy must provide a level face amount of insurance. The amount of insurance under the new policy will be subject to the restrictions shown in Policy Schedule 2.

All plans of insurance available on the date of the exchange are subject to our requirements at the time of the exchange. No evidence of insurability is required.

The date of exchange will be the date we issue the new policy. We will issue the new policy when we receive:

• a proper written request; and

• the first premium for the new policy.

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Right to Exchange (Continued)	Date of Issue and Premium of the New Policy
The date of issue of the new policy will be the date of the exchange.

The new policy’s premiums will be at the standard rates for that child’s sex and attained age on the date of the exchange.

Benefit Riders

No benefit riders may be added to the new policy without our consent.

Other Facts about the New Policy

The new policy’s owner and beneficiary will be the same as this rider’s on the date of the exchange unless the owner requests otherwise. Any restrictions in this rider will apply to the new policy.

Rider’s Cash Surrender Value	This rider has no cash surrender value and has no effect on the cash surrender values under this policy.

Rider’s Loan Value	This rider has no loan value and has no effect on the loan values under this policy.

Paid-Up Term Insurance on Your Death

If you die while this rider is in effect, we will provide paid-up term insurance for each insured child. The paid-up term insurance will not take effect until we receive satisfactory proof of your death. On your death, each insured child will become the owner of the insurance on his or her life. The paid-up term insurance will continue until the child’s 25th birthday or the policy anniversary nearest the date you would have attained age 65, if earlier. No scheduled premiums will be due.

However, we will not provide paid-up term insurance if the proceeds payable upon your death are reduced under this policy’s Suicide provision. Instead, we will continue the insurance on each surviving child for 90 days after your death. During this time, the insurance may be exchanged. See Right to Exchange.

The paid-up term insurance will have cash surrender value but no loan value. The paid-up term insurance may be cancelled for its cash surrender value at any time. The cash surrender value will be the net single premium for the paid-up term insurance based on the interest rate and mortality table shown in Policy Schedule 2. If cancelled within 31 days after a policy anniversary, the cash surrender value will not be less than the amount available on that anniversary. We may defer payment of the cash surrender value for up to 6 months after we receive the request. We will credit interest at the rate of at least 4% on any payment deferred for 30 days or more.

Subject to our rules, the paid-up term insurance on an insured child may be exchanged for a variable life insurance policy on the life of such child. To make an exchange, the owner must provide us with satisfactory written notice at our Service Center.

Reinstatement	If the policy is reinstated, this rider may also be reinstated. See the How to Reinstate This Policy provision in this policy.

This rider may not be reinstated for an insured child if:

• That insured child died between the date we terminated this rider and the rider’s effective date of reinstatement; or

• We are not furnished with satisfactory evidence of insurability for that insured child.

We may exclude such child from coverage by endorsement. If this rider is reinstated, the rider’s effective date of reinstatement will be the same as the policy’s effective date of reinstatement.

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Error in Age or Sex

If an insured child’s age or sex as stated in the application is wrong, it could mean the amount of insurance or any other benefit under this rider is wrong. The amount of insurance will be recalculated based on any scheduled premiums received and the period for which coverage is provided. Then, the death benefit will be recalculatd from the date of issue using the actual mortality charges based on the correct age or sex taking into account any scheduled premiums.

Suicide

If an insured child commits suicide within two years from this rider’s date of issue, while sane or insane, the proceeds payable under this rider will be limited to the amount of scheduled premiums paid for this rider.

Limits on Our Contesting This Rider	We rely on the statements made in the applications. Legally, they are considered representations, not warranties. We can contest the validity of this rider if any material misstatements are made in the application for this rider.

We won’t contest the validity of this rider after this rider has been in effect during the insured child’s lifetime for two years from the rider’s date of issue.

If this rider is reinstated, this provision will be measured from the rider’s effective date of reinstatement.

When this Rider Ends	The insurance on the life of an insured child will end as soon as one of the following occurs:

• The date we receive at our Service Center the owner’s written request to cancel this rider.

• The policy anniversary nearest the insured child’s 25th birthday.

• The policy anniversary nearest your 65th birthday.

• A scheduled premium for this policy or rider remains unpaid at the end of its grace period.

• The insured child’s insurance is exchanged for a new policy.

• This policy is being continued under any cash value benefit.

• The date this policy terminates.

This rider is part of the policy to which it’s attached.

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